Exhibit 99.1

MANANTIAL ESPEJO COMMISSIONING DELAYED 3 MONTHS
(All amounts in US dollars unless otherwise stated)

Vancouver, B.C. – July 21, 2008 -- Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) reported today that the expected commissioning of its newest silver mine, Manantial Espejo, in Argentina will be delayed approximately 90 days.  The construction schedule had called for initial silver production in late August, but the Company now believes that start up will commence in October, with initial silver production in November.

Slower than planned equipment deliveries and the recent theft, in transit, of critical electrical switchgear for the process plant has pushed back planned commissioning by an estimated 3 months.  The stolen electrical equipment has since been re-ordered and underground and open pit mining operations continue to run smoothly.  The Company expects there to be in excess of 400,000 tonnes of stockpiled ore available to feed the plant on start up.

Geoff Burns, President & CEO, commented: “It is unfortunate that key, custom manufactured, electrical components were stolen this close to completing construction at Manantial Espejo, but despite  this unforeseen delay, Manantial Espejo remains a tremendous long term growth asset for Pan American which will produce low cost ounces for many years to come”.

Pan American is reducing Manantial Espejo’s 2008 production forecast to 0.4 million ounces of silver and 8,000 ounces of gold from the 1.4 million ounces of silver and 27,000 ounces of gold originally anticipated.  Cash costs for Manantial’s 2008 silver production are now forecast at $2.00 per ounce.    At the end of the first quarter the Company estimated that the capital cost at completion would be approximately 5% over forecast.  The Company now estimates that the capital cost at completion will be between 6% and 8% above the previous estimate of $185.3 million.

Technical information contained in this news release has been reviewed by Michael Steinmann, P.Geo., Senior Vice President Geology & Exploration, who is the Company’s Qualified Person for the purposes of NI 43-101.

Information Contact
Kettina Cordero
Coordinator, Investor Relations
604-684-1175
info@panamericansilver.com

THIS NEWS RELEASE CONTAINS “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF THE UNITED STATES “PRIVATE SECURITIES LITIGATION REFORM ACT” OF 1995 AND APPLICABLE CANADIAN SECURITIES LEGISLATION. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION EXPRESS, AS AT THE DATE OF THIS NEWS RELEASE, THE COMPANY’S PLANS, ESTIMATES, FORECASTS, PROJECTIONS, EXPECTATIONS, OR BELIEFS AS TO FUTURE EVENTS OR RESULTS AND THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION TO, UPDATE SUCH STATEMENTS CONTAINING THE FORWARD-LOOKING INFORMATION. GENERALLY, FORWARD-LOOKING INFORMATION CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS “PLANS”, “PROJECTS” OR “PROJECTED”, “EXPECTS” OR “DOES NOT EXPECT”, “IS EXPECTED”, “ESTIMATES”, “FORECASTS”, “SCHEDULED”, “INTENDS”, “ANTICIPATES” OR “DOES NOT ANTICIPATE”, OR “BELIEVES”, OR VARIATIONS OF SUCH WORDS AND PHRASES, OR STATEMENTS THAT CERTAIN ACTIONS, EVENTS OR RESULTS “MAY”, “CAN”, “COULD”, “WOULD”, “MIGHT” OR “WILL BE TAKEN”, “OCCUR” OR “BE ACHIEVED”. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS WITH RESPECT TO TIMING AND BUDGET OF CONSTRUCTION AND COMMISSIONING ACTIVITIES AT MANANTIAL ESPEJO, THE ECONOMIC VIABILITY OF ORE BODIES,  FUTURE PRODUCTION LEVELS AND AVAILABILITY OF STOCKPILED MATERIAL, EXPECTATIONS REGARDING MINE PRODUCTION COSTS, AND PAN AMERICAN’S COMMITMENT TO, AND PLANS FOR DEVELOPING, NEWLY DISCOVERED AND EXISTING MINERALIZED STRUCTURES.

1500 – 625 HOWE STREET, VANCOUVER, BC CANADA  V6C 2T6
TEL 604.684.1175  •  FAX 604.684.0147
www.panamericansilver.com

STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS OF PAN AMERICAN AND ITS OPERATIONS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, RISKS RELATED TO TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS, CHANGES IN LOCAL GOVERNMENT LEGISLATION, TAXATION OR THE POLITICAL OR ECONOMIC ENVIRONMENT, EXPOSURE TO FLUCTUATIONS IN THE COMPANY’S INVESTMENTS AND THE LOCAL CURRENCIES OF THOSE COUNTRIES IN WHICH PAN AMERICAN CARRIES ON BUSINESS, THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC FACTORS, FUTURE PRICES OF SILVER, GOLD AND BASE METALS, INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR RISING COSTS, UNPREDICTABLE RISKS AND HAZARDS RELATING TO THE OPERATION AND DEVELOPMENT OF OUR MINES OR PROPERTIES, UNEXPECTED WORK STOPPAGES OR LABOUR DISPUTES, TRANSPORTATION DISRUPTIONS, THE SPECULATIVE NATURE OF EXPLORATION AND DEVELOPMENT, FLUCTUATIONS IN THE PRICE FOR NATURAL GAS, FUEL OIL AND OTHER KEY SUPPLIES, AS WELL AS THOSE FACTORS DESCRIBED IN THE SECTION “RISK RELATED TO PAN AMERICAN’S BUSINESS” CONTAINED IN THE COMPANY’S MOST RECENT FORM 40F/ANNUAL INFORMATION FORM FILED WITH THE SEC AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS TO BE MATERIALLY DIFFERENT FROM THOSE ANTICIPATED, DESCRIBED, ESTIMATED, ASSESSED OR INTENDED. THERE CAN BE NO ASSURANCE THAT ANY STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION WILL PROVE TO BE ACCURATE AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION.